Exhibit 99.1

Encana Corporation

Annual Meeting of Common Shareholders

April 23, 2013

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of Encana Corporation (the “Corporation”) held on April 23, 2013 in Calgary, Alberta. Each of the matters is described in greater detail in the 2013 Notice of Annual Meeting of Shareholders and Information Circular dated February 28, 2013 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following nine nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	405,772,318	91.62%	37,112,869	8.38%
Claire S. Farley	404,861,771	91.42%	37,973,370	8.58%
Fred J. Fowler	390,577,553	88.20%	52,257,634	11.80%
Suzanne P. Nimocks	389,681,229	88.00%	53,153,958	12.00%
David P. O’Brien	395,750,397	89.37%	47,084,790	10.63%
Jane L. Peverett	404,859,082	91.42%	37,976,105	8.58%
Brian G. Shaw	398,385,699	89.96%	44,449,488	10.04%
Bruce G. Waterman	390,823,783	88.25%	52,011,404	11.75%
Clayton H. Woitas	374,279,252	84.52%	68,555,935	15.48%

2.	Appointment of Auditors

By a resolution passed via show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditor of the Corporation to hold office until close of the next annual meeting or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent
474,378,135	99.44%	2,695,110	0.56%

Encana Corporation Annual Meeting of Shareholders 2013 Report of Voting Results	Page 2

3.	Acceptance of Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation – Compensation Discussion and Analysis” sections of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
366,470,425	82.75%	76,369,469	17.25%

4.	Reconfirmation and approval of Shareholder Rights Plan

By resolution passed via ballot, shareholders voted to reconfirm and approve the Corporation’s Shareholder Rights Plan as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
410,935,567	92.80%	31,904,333	7.20%